SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

By:	/s/ Ilan Erez
Ilan Erez
Chief Financial Officer

Dated: March 17, 2011

CIMATRON LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on April 28, 2011

TO THE SHAREHOLDERS OF CIMATRON LTD.:

You are cordially invited to attend the Annual General Meeting of Shareholders of Cimatron Ltd. (the “Company”) to be held at 10:00 A.M. (Israel time), on April 28, 2011, at the Company's offices at 11 Gush Etzion Street, Givat Shmuel, Israel (the “Meeting”) for the following purposes:

1.
To re-elect Mr. Rami Entin to the board of directors of the Company (the “Board”) to serve as an External Director of the Company, as such term is defined in the Israeli Companies Law-1999, (the “Companies Law”) (an “External Director”) for an additional three-year term pursuant to the Companies Law.

2.	To re-elect Mrs. Eti Livni to the Board to serve as an External Director, for an additional three-year term pursuant to the Companies Law.

3.
To reappoint Brightman Almagor Zohar & Co. a member of Deloitte Touche Tohmatsu International, as the independent auditors of the Company for the year ending December 31, 2011 and until the next annual shareholders' meeting, and to further authorize the Board of Directors to fix the remuneration of such auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.

4.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company's offices no later than twenty-four hours before the meeting.

Shareholders of record at the close of business on March 21, 2011 will be entitled to notice of, and to vote at the meeting.

Thank you for your cooperation.

Very truly yours, By Order of the Board of Directors Yossi Ben Shalom Chairman of the Board of Directors

Date: March 17, 2011

PROXY STATEMENT

CIMATRON LTD.
11 Gush Etzion St.
Givat Shmuel
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
April 28, 2011

The enclosed proxy is being solicited by our board of directors for use at our Annual General Meeting of shareholders to be held on April 28, 2011, at 10:00 A.M. at our offices located at 11 Gush Etzion Street, Givat Shmuel, Israel, or at any postponement or adjournment thereof (the “Meeting”). At the Meeting, shareholders will be asked to act upon the matters described in the accompanying Notice of Annual Meeting of Shareholders. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will be entitled to vote our ordinary shares, par value New Israeli Shekels 0.10 each, represented thereby in accordance with the directions of the shareholders executing the proxy.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. We expect to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to our shareholders on or about March 24, 2011. Our directors, officers and employees may also solicit proxies by telephone, facsimile and personal interview. If your shares are held in “street name”, you must get a proxy from your broker or bank in order to attend the Meeting and vote.

We will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by us.

Only holders of record of our ordinary shares at the close of business on March 21, 2011 are entitled to notice of, and to vote at, the Meeting. On March 17, 2011, 9,296,992 of our ordinary shares were outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter to be voted at the Meeting. Our articles of association do not permit cumulative voting for the election of directors or for any other purpose. Unless otherwise stated below, each resolution proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution. Ordinary shares present at the Meeting that are not voted or ordinary shares present by proxy where the shareholder properly withheld authority to vote for a resolution (including broker non-votes) will not be counted toward the achievement of the requisite vote for the particular resolution.  However, abstentions and broker non-votes are counted as ordinary shares present for the purpose of determining a quorum.

The holders of 33% of our outstanding ordinary shares constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until May 5, 2011 at 10:00 A.M. at the same location as the adjourned meeting. If a quorum is not present at the second meeting within half an hour from the appointed time, then, subject to applicable law, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2010 and the Consolidated Statement of Income for the year then ended. The Company has published its audited financial statements for the fiscal year ended December 31, 2010, on March 17, 2011. The report can be accessed at http://www.sec.gov/Archives/edgar/data/1008595/000117891311000797/0001178913-11-000797-index.htm. You may request that a copy of the audited financial statement be mailed to you.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of March 21, 2011, the number of Ordinary Shares owned by (i) all of our shareholders known by us to own more than 5% of the our outstanding ordinary shares and (ii) all directors and officers as a group. With respect to the holdings of 3Kotek 2 B.V., we have relied solely on reports filed by this entity with the Securities and Exchange Commission.

Name and Address	Number of Shares Owned	Percent of Shares

DBSI. Investments Ltd. 85 Medinat Hayehudim St. Herzliya, Israel	4,265,950	45.89%

William F. Gibbs 1 4017 N. Cedarpine Lane, Moorpark, CA 93021, California, U.S.A	1,501,667	16.15%

3Kotek 2 B.V Wielewaaleg 1, 4791, PD, Klundert, Netherlands 2	894,360	9.62%

All directors and executive officers as a group (9 persons) 3	5,767,617	62.03%

 1          Includes an aggregate of 1,500,000 Ordinary Shares and 1,667 options to purchase Ordinary Shares beneficially held by William F. Gibbs.

2           Of such 894,360 Ordinary Shares, 854,360 Ordinary Shares are held by 3Kotek 2 B.V. ("Kotek") and 40,000 Ordinary Shares are held by a company wholly owned by Mr. Joel Koschitzki. Messrs. Jaap Stomp and Mr. Joel Koschitzki are the directors of Kotek and therefore may be deemed to beneficially own the Ordinary Shares held by Kotek. Messrs. Stomp and Koschitzki disclaim beneficial ownership of the Ordinary Shares held by Kotek.

3           Includes footnote No. 1 and also includes an aggregate of 4,265,950 shares beneficially held by DBSI, by virtue of the positions held by certain of our directors on the board of directors of DBSI, as to which such individuals disclaim beneficial ownership.

PROPOSAL 1

REELECTION OF EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to appoint at least two External Directors. An External Director must be elected by the shareholders by a special majority as described herein. The term of office of an external director is three years and, with respect to companies such as the Company, may be extended for additional three-year terms.

The Company has two External Directors. Mr. Rami Entin was elected for an initial three-year term commencing on May 17, 2005, and was re-elected for an additional three-year term on April 30, 2008. Our Audit Committee and Board have determined that given Mr. Rami Entin’s expertise and special contribution to the Board and its committees, the re-appointment of Mr. Rami Entin is in the best interest of the Company. The merits for such determination will be presented at the Meeting.

In light of the above, our Board has nominated Mr. Rami Entin for re-election to our Board, as an External Director, for an additional term of three years and until his respective successor is duly elected.

For the re-election of Mr. Rami Entin to our Board to be adopted, the resolution must be approved by the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon provided that either (i) such a majority includes at least a third of the shareholders present and voting who do not qualify as Controlling Shareholders (as such term is defined in the Companies Law); or (ii) the aggregate number of shares held by non-Controlling Shareholders voting at the meeting against such election does not exceed one percent (1%) of the outstanding voting rights of the Company. Consequently, only Ordinary Shares that are voted in favor of the Resolution will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted for the approval of the Resolution or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the Resolution (including broker non-votes) will not be counted toward the proposed Resolution’s achievement of a majority.

The following table provides certain relevant information concerning Mr. Entin, including his principal occupation during the past years.

Nominee	Age	Principal Occupation

Rami Entin	60
Mr. Entin currently serves as an external director of Inter Colony Ltd., an Israeli publicly traded construction company. Mr. Entin is also a director of Hilan-Tech Ltd., of Incentives Solutions Ltd. and of Avnet Data Security Ltd., and serves as an external director of B.S.P. Biological Signals Processing Ltd. From 2002 until 2003, Mr. Entin was the chairman of the Hashavim Group, a data center for direct taxation and employment laws and a processor of wages and personnel data. From 1999 until 2001, Mr. Entin was Co-Chief Executive Officer and a director of Hilan-Tech Ltd., where he was in charge of financial, personnel, sales and marketing and Lotus Notes operations. From 1985 until 1999 he was financial manager and a director of Hilan Ltd., where he was in charge of financial and personnel operations. From 1981 until 1985, Mr. Entin worked for Kesselman & Kesselman, an accounting firm, where he served various publicly traded companies engaged in the services and industry fields. Mr. Entin holds a B.A. degree in accounting and economics and an M.B.A. degree from the Tel Aviv University, and is a certified accountant in Israel. He is also a graduate of the Advanced Management Program at Harvard University.

The Board recommends that the shareholders vote FOR the reappointment of the above mentioned as an External Director.

The shareholders of the Company will be requested to adopt the following resolutions:

“RESOLVED, to approve the reappointment of Mr. Rami Entin as an External Director of the Company for a term of three years and until his respective successor is duly elected.”

PROPOSAL 2

REELECTION OF EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to appoint at least two External Directors. An External Director must be elected by the shareholders by a special majority as described herein. The term of office of an external director is three years and, with respect to companies such as the Company, may be extended for additional three-year terms.

The Company has two External Directors. Mrs. Eti Livni was elected for an initial three-year term commencing on April 30, 2008. Our Board has nominated Mrs. Eti Livni for re-election to our Board, as an External Director, for an additional term of three years and until her respective successor is duly elected.

For the re-election of Mrs. Eti Livni to our Board to be adopted, the resolution must be approved by the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon provided that either (i) such a majority includes at least a third of the shareholders present and voting who do not qualify as Controlling Shareholders (as such term is defined in the Companies Law); or (ii) the aggregate number of shares held by non-Controlling Shareholders voting at the meeting against such election does not exceed one percent (1%) of the outstanding voting rights of the Company. Consequently, only Ordinary Shares that are voted in favor of the Resolution will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted for the approval of the Resolution or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the Resolution (including broker non-votes) will not be counted toward the proposed Resolution’s achievement of a majority.

The following table provides certain relevant information concerning Mrs. Eti Livni, including her principal occupation during the past years.

Nominee	Age	Principal Occupation

Eti Livni	62
Mrs. Livni is currently active as a lawyer in commercial issues, environmental issues, intellectual property and also serves as an arbitrator and mediator in various disputes. Mrs. Livni also currently serves as a director in various Israeli public companies, including the Israel Military Industry (IMI), New Makefet Pension and Benefit Funds Management Ltd., and Alrov Ltd. From 2003 until 2006, Mrs. Livni served as a member of the 16th Knesset and as a member of several Knesset committees. From 1999 until 2006, Mrs. Livni was a member of the Shinui Party and was also acting as head of the women’s section in the party. From 1995 until 2003, Mrs. Livni acted as a member of the managing committee of the Israeli Bar Association and as a member of the Association’s ethics committee. Mrs. Livni holds an L.L.B from the Hebrew University of Jerusalem, and is a certified lawyer in Israel.

The Board recommends that the shareholders vote FOR the reappointment of the above mentioned as an External Director.

The shareholders of the Company will be requested to adopt the following resolutions:

“RESOLVED, to approve the reappointment of Mrs. Eti Livni as an External Director of the Company for a term of three years and until his respective successor is duly elected.”

PROPOSAL 3

RE-APPOINTMENT OF AUDITORS

The Audit Committee of the Board of Directors and the Board of Directors have authorized the re-appointment of the accounting firm of Brightman Almagor Zohar & Co. (a member of Deloitte Touche Tohmatsu International) to serve as our independent certified public accountant for the year ending December 31, 2011 and for the period until the next annual shareholders meeting. The Audit Committee of our Board of Directors and the Board of Directors believe that such appointment is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the Board of Directors shall fix the remuneration of Brightman Almagor Zohar & Co. in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the appointment of Brightman Almagor Zohar & Co. as the independent public accountant of the Company and the authorization of the Board of Directors to fix such auditor’s remuneration. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

The fees paid to Brightman Almagor Zohar & Co. for the year 2010 audit services were $72 thousand and for the year 2010 tax services were $7 thousand. In the year ending December 31, 2010, Brightman Almagor provided no additional non-audit services.

The Board of Directors recommends that the shareholders vote FOR the reappointment of Brightman Almagor Zohar & Co. as the independent public accountant of the Company for the year ending December 31, 2011 and until the next annual shareholders meeting, and for the authorization of the Board of Directors to fix such auditor’s remuneration.

It is proposed that the following Resolution be adopted at the Meeting:

“RESOLVED that the re-appointment of Brightman Almagor Zohar & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2011 and until the next annual shareholders meeting, and the authorization of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services, is hereby approved, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.”

By Order of the Board of Directors

Yossi Ben-Shalom
CHAIRMAN OF THE BOARD OF DIRECTORS

Givat Shmuel, Israel
Date: March 17, 2011